Exhibit 99.1

Secoo Holding Limited Appoints New Independent Director

BEIJING, Dec. 20, 2017 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo” or the “Company”) (NASDAQ:SECO), Asia’s largest online integrated upscale products and services platform, today announced the appointment of Mr. Jian Wang as an independent director of the Company, effective December 20, 2017, based on the recommendations of the nominating and corporate governance committee of the board of directors of the Company (the “Board”). The Board also appointed Mr. Wang as a member of the audit committee of the Board, the chairman of the compensation committee of the Board and a member of the nominating and corporate governance committee of the Board. In addition, Mr. Xiaoquan Zhang, an independent director of the Board, was appointed as the chairman of the nominating and corporate governance committee of the Board.

Mr. Wang has more than twenty years of management experience in the retail sector and has served since August 2013 as the chairman and chief executive officer of Five Star Holdings Group Co., Ltd., a company engaged in retail chain store operation and supply chain management with notable franchise brands. Prior to that, Mr. Wang served as the senior vice president of Best Buy Co., Inc. and the chief executive officer of Jiangsu Five-Star Electric Appliances Co. Ltd. Mr. Wang received a master’s degree in administrative management from Nanjing University in 2000 and EMBA degrees from CEIBS and Tsinghua PBCSF in 2009 and 2016, respectively.

“We are excited to welcome Mr. Wang to our board as an independent director,” said Mr. Richard Li, Chairman and Chief Executive Officer of Secoo. “Mr. Wang has extensive experience with business operations and innovations in the China’s retail chain store industry, as well as investment expertise in areas, such as e-commerce and the new consumer economy. We look forward to working with him and learning from his experience and vision in our business evolution.”

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 SKUs, covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit ir.secoo.com

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to

Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

Secoo Holding Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Secoo Holding Limited undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 10 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 5730-6200
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Alan Wang
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com